Exhibit 99.2

Alibaba Group Agrees to 33% Equity Stake in Ant Financial — Detailed Transaction Summary

On February 1, 2018, pursuant to the 2014 share and asset purchase agreement (the “2014 SAPA”), Alibaba Group Holding Limited (“Alibaba”) agreed to acquire a 33% equity interest in Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial”) through an onshore PRC subsidiary and terminate Alibaba’s current 37.5% profit share in Ant Financial. As further described below, Alibaba, Ant Financial and certain other parties amended the 2014 SAPA, and agreed on an amended form of the 2014 amended and restated intellectual property and software technology services agreement, to facilitate the transaction.

These 2018 amendments have been reviewed and approved by a committee of Alibaba’s board comprised of non-executive directors, the majority of whom meet the independent director standards under New York Stock Exchange listing rules (the “Alibaba Independent Committee”), as required under the 2014 SAPA and related agreements; by the audit committee of our board; and by our full board of directors.

In connection with these amendments, we have also agreed on forms of certain ancillary agreements and made conforming amendments to our existing commercial agreement with Ant Financial and Alipay.com Co., Ltd. (“Alipay,” a wholly-owned subsidiary of Ant Financial).

Apart from the amended provisions described in this summary, the key terms of our agreements with Ant Financial and Alipay, as described in our Annual Report on Form 20-F for the fiscal year ended on March 31, 2017, filed with the U.S. Securities and Exchange Commission on June 15, 2017 and incorporated herein by reference (the “Annual Report”), remain substantially unchanged. For more information on the 2014 restructuring and related agreements, please see the discussion in the Annual Report under the caption “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Financial and its Subsidiaries,” and the agreements that have been previously filed as exhibits by Alibaba.

Amendment to Share and Asset Purchase Agreement

Issuance of Equity Interest

The amendment to the 2014 SAPA (as amended, the “2018 SAPA Amendment”) provides that Ant Financial will issue new securities to us representing a 33% equity interest in Ant Financial (the “Issuance”), subject to the receipt of the necessary PRC regulatory approvals and the satisfaction of other conditions set forth in the 2018 SAPA Amendment. Upon closing, we will hold our equity interest in Ant Financial through an onshore PRC subsidiary of Alibaba.

Under the 2018 SAPA Amendment, the consideration we are required to pay to acquire the 33% equity interest in Ant Financial will be fully funded by payments from Ant Financial and its subsidiaries to Alibaba in consideration for certain intellectual property and assets that we will transfer at the closing of the Issuance. Ant Financial may elect to defer certain offshore transfer payments, in which case our obligations to pay corresponding consideration for the Issuance will also be deferred. If we are required to make all our outstanding Issuance consideration payments at a time when Ant Financial has not made all corresponding transfer payments to us, for example to facilitate an Ant Financial or Alipay IPO process, then we will pay the outstanding Issuance consideration and Ant Financial’s transferee entities will issue interest-bearing promissory notes to our transferor entities in respect of the transfer payments unpaid at such time. In any event, Ant Financial must complete all outstanding transfer payments to us, or settle all related promissory notes, by the earlier of (i) the first anniversary of an Ant Financial IPO meeting certain minimum criteria set forth in the 2014 SAPA (a “qualified IPO”) and (ii) the fifth anniversary of the Issuance closing.

As a condition to these transfers, at the closing of the Issuance we will enter into a cross-license agreement with Ant Financial providing for a license of certain patents and software by Ant Financial to us (ensuring our continued right to use those transferred patents and software), and by us to Ant Financial. The large majority of the intellectual property and assets to be transferred as part of these arrangements was previously planned to be transferred pursuant to the 2014 SAPA.

Upon closing of the Issuance, the 2018 Amended IPLA (as defined below) will become effective and the profit share under the 2014 IPLA (as defined below) will automatically terminate. The transaction is expected to close in the second half of 2018. For more information, see “Amendment to Alipay Intellectual Property License and Software Technology Services Agreement” below.

Removal of Liquidity Event Payment Obligation

Under the 2014 SAPA, in the event of a qualified IPO of Ant Financial or Alipay, if we had not acquired equity interests in Ant Financial, we were entitled, at our election, to receive a one-time payment equal to 37.5% of the equity value, immediately prior to the qualified IPO, of Ant Financial as a whole. If we had acquired equity interests in Ant Financial, but in an aggregate amount less than 33%, the percentage of Ant Financial’s equity value used to calculate such liquidity event payment would be adjusted proportionately. The 2018 SAPA Amendment no longer provides for this liquidity event payment, as we have agreed to acquire the entire 33% equity interest in Ant Financial at the closing of the Issuance. If the Issuance does not close, the 2014 SAPA and the liquidity event payment obligation will be restored, as discussed below under “Regulatory Unwind and Long-Stop Date.”

Regulatory Unwind and Long-Stop Date

The 2018 SAPA Amendment provides that, if a relevant governmental authority prohibits us from owning all or a portion of our equity interest in Ant Financial after the Issuance has occurred through enactment of a law, rule or regulation, and such prohibition is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Financial will redeem the equity interest; related intellectual property, asset transfers and ancillary transactions under the 2018 SAPA Amendment will be unwound; and the terms of the 2014 SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior profit share and liquidity event payment terms discussed above and in the Annual Report.

Similarly, if a governmental authority prohibits the Issuance through enactment of a law, rule or regulation, and such prohibition is not subject to appeal and cannot otherwise be resolved, or if the closing of the Issuance has not occurred by the first anniversary of our establishment of a PRC subsidiary to acquire the relevant equity interests, which time period may be extended in certain circumstances, then the 2018 SAPA Amendment and related agreements will terminate, and the 2014 SAPA and other related agreements will come back into effect.

Pre-emptive Rights

As was the case under the 2014 SAPA, under the 2018 SAPA Amendment, following our receipt of equity interests in Ant Financial, we will have pre-emptive rights to participate in other issuances of equity securities by Ant Financial and certain of its affiliates prior to the time of a qualified IPO of Ant Financial. These pre-emptive rights entitle us to acquire additional equity interests in order to maintain the equity ownership percentage we held in Ant Financial immediately prior to any such issuances. In connection with our exercise of our pre-emptive rights we are also entitled to receive certain payments from Ant Financial, effectively funding our subscription for these additional equity interests, up to a value of US$1.5 billion, subject to certain adjustments (the “Pre-emptive Rights Funded Payments”). In addition to these pre-emptive rights and the Pre-emptive Rights Funded Payments, under the 2018 SAPA Amendment, in certain circumstances we are permitted to exercise pre-emptive rights through an alternative arrangement which will further protect us from dilution.

Corporate Governance Provisions

Pursuant to the 2014 SAPA, we and Ant Financial recommended one independent director whom Ant Financial subsequently nominated and appointed as a member of its board. Under the 2018 SAPA Amendment, upon the closing of the Issuance, in addition to the above-referenced independent director, we will have the right to nominate two officers or employees of Alibaba or its subsidiaries for election to the board of Ant Financial. In each case, these director nomination rights will continue unless required to be terminated in connection with an Ant Financial qualified IPO process or we cease to own a certain amount of our post-Issuance equity interests in Ant Financial.

Additional Alibaba Rights

In addition to the rights discussed above, the 2014 SAPA provided us with certain other rights with respect to Ant Financial. These included, among others:

•                  customary information rights;

•                  approval rights over certain Ant Financial or Alipay actions; and

•                  rights to ensure our ability to participate in any qualified IPO of Ant Financial.

Except as otherwise discussed herein, these rights have been substantially retained in the 2018 SAPA Amendment. Following the closing of the Issuance, the 2018 SAPA Amendment will also provide the Alibaba Independent Committee with new approval rights over increases to the size of the Ant Financial board and over any Alipay IPO or equity issuance (other than in the context of an IPO).

Termination of Alibaba Rights

As was the case under the 2014 SAPA, under the 2018 SAPA Amendment certain of our rights with respect to Ant Financial will terminate upon our receiving the full 33% equity interest in Ant Financial, upon a qualified IPO of Ant Financial, or upon other specified events.

In addition, the 2018 SAPA Amendment provides that, in connection with Ant Financial or Alipay commencing an IPO process, we and Ant Financial will discuss in good faith the amendment or termination of our rights to the extent necessary or advisable to achieve an efficient and successful IPO. Certain of our rights that would be incremental to the rights of other shareholders of Ant Financial as of the consummation of the IPO (excluding, among other things, our information rights) will terminate if required by a relevant stock exchange or governmental authority, or if necessary to obtain a legal opinion in connection with the IPO application. If the IPO application is withdrawn or rejected by the relevant authorities, or if the IPO is not consummated within a certain period of time, then any of our rights that were terminated or amended in anticipation of the IPO will be restored.

Ancillary Agreements

In connection with the 2018 SAPA Amendment, we and Ant Financial also agreed to certain revisions to our previously-agreed form of cross-license agreement and new forms of various intellectual property transfer agreements to be entered into in connection with, and to implement, the contemplated intellectual property and asset transfers.

Amendment to Alipay Intellectual Property License and Software Technology Services Agreement

Under the amended and restated intellectual property license and software technology services agreement dated August 12, 2014 (the “2014 IPLA”), we receive, in addition to a service fee, certain royalty streams related to Alipay and other current and future businesses of Ant Financial, which we refer to collectively as the profit share payments. The profit share payments are paid at least annually and are equal to 37.5% of the consolidated pre-tax income of Ant Financial and its subsidiaries on a consolidated basis (subject to certain adjustments). If we had acquired equity interests in Ant Financial pursuant to the 2014 SAPA, these profit share payments would have been reduced in proportion to the equity interests we received and, at or prior to the time of the equity issuance, Ant Financial would have been obligated to make a payment to us in consideration for the reduction in profit share payments, in exchange for the transfer by us to Ant Financial of certain intellectual property we own that is exclusively related to the business of Ant Financial.

If the Issuance occurs, then the amended and restated 2014 IPLA (as amended, the “2018 Amended IPLA”) will be entered into upon closing of the Issuance, at which time we will also transfer certain intellectual property and assets to Ant Financial and its subsidiaries, as discussed above under “Amendment to Share and Asset Purchase Agreement,” and the current profit share payments will immediately terminate.

Ant Financial may in certain circumstances continue to make certain royalty payments to us (as agreed to by Ant Financial and the Alibaba Independent Committee) which may be used as Pre-emptive Rights Funded Payments under the 2018 SAPA Amendment, as discussed above under “Pre-emptive Rights.”

Additionally, pursuant to the 2018 Amended IPLA, Ant Financial and its subsidiaries will receive expanded rights to apply for, register and manage certain intellectual property related to their businesses, subject to certain continuing restrictions and Alibaba rights, and we will cease to provide certain software technology services to Ant Financial and its subsidiaries.

The 2018 Amended IPLA will terminate, and the remainder (if any) of the intellectual property we own that is exclusively related to the business of Ant Financial will be transferred to Ant Financial, upon the earliest of:

•                  the full payment of all Pre-emptive Rights Funded Payments under the 2018 SAPA Amendment;

•                  the closing of a qualified IPO of Ant Financial or Alipay; or

•                  our transfer to Ant Financial of intellectual property we own that is exclusively related to the business of Ant Financial, for example if required by the relevant stock exchange or securities authority in order to obtain approval for a qualified IPO of Ant Financial or Alipay.

* * *

The foregoing summaries of agreements do not purport to be complete. To the extent such agreements have been filed as Exhibits to our Registration Statement on Form F-1 (File No. 333-195736), initially filed with the U.S. Securities and Exchange Commission on May 6, 2014, as amended, to our Annual Report, or to other filings with the SEC, the foregoing summaries are subject to, and qualified in their entirety by, the full text of such agreements, which are incorporated herein by reference.

This communication contains forward-looking statements concerning the Issuance and agreement amendments discussed herein. Potential risks and uncertainties include:

•                  the risk and uncertainties as to the timing of the consummation of the Issuance and the agreement amendments and the ability of each party to consummate the Issuance and the agreement amendments;

•                  the risk that a condition to closing of the Issuance and the agreement amendments may not be satisfied or may be delayed;

•                  the risk that a regulatory approval that may be required for the Issuance is delayed, is not obtained, is obtained subject to conditions that are not anticipated, or is revoked after the Issuance;

•                  the risk that the regulatory authorities will object to, or seek to unwind, the Issuance after closing;

•                  the risk that the regulatory authorities will interpret relevant laws or regulations differently from our PRC counsel;

•                  unexpected costs, charges or expenses resulting from the Issuance and the agreement amendments;

•                  potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Issuance and the agreement amendments;

•                  evolving legal, regulatory and tax regimes, including the risk that relevant laws or regulations, or their interpretation by relevant authorities, may change in the future;

•                  adverse changes in general economic or market conditions;

•                  actions by third parties, including government agencies; and

•                  other potential factors that could affect Alibaba’s business and financial results included under the caption “Risk Factors” in the Annual Report, which is on file with the SEC and available on the SEC’s website at www.sec.gov.

All information set forth in this communication is as of the date hereof. Alibaba does not intend, and undertakes no duty, to update this information to reflect subsequent events or circumstances, except as required by law.